SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

MASTEC, INC.

(Name of Subject Company(Issuer))

MASTEC, INC.

(Names of Filing Person (offeror))

4.00% Senior Convertible Notes due 2014

4.25% Senior Convertible Notes due 2014

(Title of Class of Securities)

576323AG4

576323AH2 (Restricted) and 576323AJ8 (Unrestricted)

(CUSIP Number of Class of Securities)

Alberto de Cardenas, Esq.

Executive Vice President & General Counsel

800 S. Douglas Road, 12th Floor

Coral Gables, Florida 33134

(305) 599-1800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Barbara J. Oikle, Esq. Greenberg Traurig, P.A. 333 Avenue of the Americas Miami, Florida 33131 (305) 579-0500	Joel S. Klaperman, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-8021

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$215,000,000	$15,329.50

*	Estimated solely for purposes of determining the amount of the filing fee. The Amount assumes the exchange of $115,000,000 aggregate principal amount of MasTec, Inc.’s 4.00% Senior Convertible Notes due 2014 and $100,000,000 aggregate principal amount of MasTec, Inc.’s 4.25% Senior Convertible Notes due 2014.

**	Registration fee previously paid in connection with MasTec, Inc.’s Registration Statement on Form S-4 (No. 333-170834 filed November 24, 2010). The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	15,329.50
Form or Registration No.:	333-170834
Filing Party:	MasTec, Inc.
Date Filed:	November 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13(e)-4

☐	going-private transaction subject to Rule 13(e)-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) dated November 24, 2010 as amended by Amendment No. 1 dated December 15, 2010, by MasTec, Inc., a Florida corporation (“MasTec” or the “Company”), relating to the Company’s offer to exchange (the “Exchange Offer”):

•

for the Company’s issued and outstanding 4.00% Senior Convertible Notes due 2014, of which $115.0 million aggregate principal amount is outstanding (the “Original 4.00% Notes”), up to $115.0 million in aggregate principal amount of its 4.00% Senior Convertible Notes due 2014 (the “New 4.00% Notes”) plus an exchange fee of $5.00 per $1,000 in principal amount of the Original 4.00% Notes validly tendered, accepted and not withdrawn; and

•

for the Company’s issued and outstanding 4.25% Senior Convertible Notes due 2014, of which $100.0 million aggregate principal amount is outstanding (the “Original 4.25% Notes” and together with the Original 4.00% Notes, the “Original Notes”), up to $100.0 million in aggregate principal amount of its 4.25% Senior Convertible Notes due 2014 (the “New 4.25% Notes” and together with the New 4.00% Notes, the “New Notes”) plus an exchange fee of $5.00 per $1,000 in principal amount of the Original 4.25% Notes validly tendered, accepted and not withdrawn.

The Exchange Offer is upon the terms and subject to the conditions contained in the preliminary prospectus (as the same may be amended or supplemented from time to time, the “Prospectus”), and the related Letter of Transmittal (the “Letter of Transmittal”), each of which forms a part of the Company’s Registration Statement on Form S-4 (No. No. 333-170834) filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2010 (the “Form S-4”), as amended by Amendment No. 1 to the Form S-4 dated December 15, 2010, Amendment No. 2 to the Form S-4 dated December 17, 2010 and Amendment No. 3 to Form S-4 dated December 22, 2010 as amended (the “Registration Statement”).

All of the information set forth in the Registration Statement and the Prospectus or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Commission, is hereby incorporated by reference into this Issuer Tender Offer Statement on Schedule TO in answer to Items 1 through 11 of this Schedule TO.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 11.

Not Applicable

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Preliminary Prospectus, dated December 22, 2010 (incorporated by reference from the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference from Exhibit 99.1 of the Registration Statement)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference from Exhibit 99.2 of the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference from Exhibit 99.3 of the Registration Statement)

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference from Exhibit 99.4 of the Registration Statement)

(a)(2), (3)	None

(a)(4)	Preliminary Prospectus, dated December 22, 2010 (incorporated by reference from the Registration Statement)

(a)(5)(i)*	Press Release, dated November 24, 2010

(a)(5)(ii)**	Press Release, dated December 15, 2010

(a)(5)(iii)	Press Release, dated December 22, 2010

(b), (d), (f), (g), (h)	None

*	Previously filed as an exhibit to the Schedule TO dated November 24, 2010
**	Previously filed as an exhibit to Amendment No. 1 to Schedule TO dated December 15, 2010

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASTEC, INC.
Dated: December 22, 2010

	By:	/s/ ALBERTO DE CARDENAS
Alberto de Cardenas Executive Vice President, General Counsel and Secretary